UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-41785

ABLE VIEW GLOBAL INC.

(Translation of registrant’s name into English)

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Able View Global Inc., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following in connection with its extraordinary general meeting of the shareholders:

Exhibit No.	Description of Exhibit
99.1	Meeting Notice for the Extraordinary General Meeting of the Shareholders
99.2	Form of Proxy Card*

*	Note to shareholders of record of the Company: The proxy card furnished hereto is a form for your reference only. You shall vote based on the proxy card you receive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2026

ABLE VIEW GLOBAL INC.

By:	/s/ Jing Tang
	Name:	Jing Tang
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

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